PAVMED INC.

One Grand Central Place

60 E.42 ND Street

Suite 4600

New York, New York 10165

January 5, 2018

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	PAVmed Inc.
Registration Statement on Form S-1
Originally Filed December 21, 2017
File No. 333-222234

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, PAVmed Inc. (the “Company”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement (File No. 333-222234), so that such Registration Statement will become effective at 4:30 p.m. Eastern Time on Monday, January 8, 2018, or as soon thereafter as practicable.

Sincerely,

PAVMED INC.

By:	/s/ Lishan Aklog, M.D.
Name:	Lishan Aklog, M.D.
Title:	Chairman and Chief Executive Officer